

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2013

<u>Via E-mail</u>
D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Office & Industrial REIT (CCIT II), Inc.
2325 East Camelback Road, Suite 1100
Phoenix, AR 85016

> **Re: Cole Office & Industrial REIT (CCIT II), Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed May 31, 2013**
> **File No. 333-187470**

Dear Mr. McAllaster:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 of our letter dated April 15, 2013. Although "emerging growth company" status is not elective, we note that you do not intend to take advantage of the provisions that apply to emerging growth companies. Please revise the prospectus to briefly summarize these provisions and your intention not to utilize them. Please specifically state your election to opt out of Section 107(b) of the JOBS Act and that this election is irrevocable.

Prospectus Summary, page 9

Compensation to Our Advisor and its Affiliates, page 15

2.   We note your response to comment 11 of our letter dated April 15, 2013. Please revise your disclosure to clarify that, in a joint venture, the compensation paid to your advisor will be calculated based upon your ownership percentage of the joint venture.

If our board of directors elects to internalize…, page 27

3.   We note your response to comment 13 of our letter dated April 15, 2013. While we recognize that the transaction encompasses more assets and operations than a typical internalization transaction, we continue to believe that the transaction is relevant to understanding the relevance of the risk. Please include a brief description of the transaction or provide a cross-reference to a summary of the transaction elsewhere in the prospectus.

Prior Performance Tables, page A-1

Table II, page A-4

4.   We note your response to comment 17. Please include a footnote in Table II stating that after the date of the CCPT III advisor merger no further compensation will be paid to the sponsor and that consideration paid to the sponsor in connection with the transaction is not included in the table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Lauren Burnham Prevost, Esq. (*via e-mail*)